Genetic Technologies Limited

ACN 009 212 328

Notice of Annual General Meeting

Venue:	Virtual Meeting

Date:	Thursday 10 December 2020

Time:	Commencing at 9:00am (AEDT)

Key dates

The key dates for the Annual General Meeting (AGM) are set out below.

Event	Date

Last day for receipt of proxies	9:00am on Tuesday 8 December 2020
Annual General Meeting	9:00am on Thursday 10 December 2020

Proxy Forms received after 9:00am (AEDT) on Tuesday 8 December 2020 will be disregarded.

Your Vote

The business of the AGM affects your shareholding and your vote is important.

To vote in person, attend the AGM on the date and at the place set out above.

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form.

Please refer to your enclosed Proxy Form for more information and instructions on how to vote at this Meeting.

Questions

Shareholders are invited to contact the Company Secretary, Justyn Stedwell, on +61(0) 3 8412 7000 if they have any questions regarding the AGM.

We also invite Shareholders to submit questions to the Company or auditor in advance of the Meeting. Questions must be received by no later than 9:00am (Melbourne time) on Thursday 3 December 2020. The Company will endeavour to address as many of the more frequently raised relevant questions as possible during the Meeting. However, there may not be sufficient time to address all questions raised. Please note that individual responses will not be sent to shareholders. Please submit any written questions to the Company to info@gtglabs.com.

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Notice of Annual General Meeting

Notice is given that the Annual General Meeting of Genetic Technologies Limited ACN 009 212 328 (GTG or Company) will be held by Virtual Meeting on Thursday 10 December 2020 commencing at 9:00am (AEDT).

The Explanatory Statement, which accompanies and forms part of this Notice, contains information to assist Shareholders to decide how to vote on the matters to be considered at the AGM.

Due to the current COVID-19 pandemic restrictions, the Meeting will be held as a fully virtual annual general meeting via live video conference.

To join the Meeting via conference facility please register to attend by 5:00 pm AEDT on 7 December 2020 by contacting the Company Secretary Justyn Stedwell by email to info@gtglabs.com or by calling +61(0) 3 8412 7000. Instructions regarding attending, voting and asking questions at the Meeting will be provided upon registration.

If it becomes necessary for the Company to give further updates about the Meeting, information will be lodged with the ASX and posted on the Company’s website

Terms used in this Notice are defined in the Glossary.

Agenda

1. Consideration of Financial Statements

To receive and consider the Company’s financial report, directors’ report and auditor’s report for the year ended 30 June 2020, contained in the Company’s 2020 Annual Report.

GTG’s Annual Report is available online at https://www.gtglabs.com.

2. Resolutions

Resolution 1 – Adoption of the Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That for the purpose of Section 250R(2) of the Corporations Act and all other purposes the Remuneration Report as set out in the Directors’ report for the Company for the year ended 30 June 2020 be adopted.”

Please note that the vote on this resolution is advisory only and does not bind the Directors of the Company or the Company. The Board, however, will take the outcome of the vote into consideration when reviewing the remuneration practices or policies of the Company.

Corporations Act Voting Restriction Statement: A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the following persons;

a)	a member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
b)	a Closely Related Party of such a member, (collectively, an Excluded Voter).

However, an Excluded Voter may cast a vote on Resolution 1 if:

a)	the Excluded Voter does so as a proxy; and
b)	the vote is not cast on behalf of an Excluded Voter; and
c)	either:
	i.	the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or
	ii.	the voter is the chair of the meeting and the appointment of the chair as proxy:
		A.	does not specify the way the proxy is to vote on the resolution; and
		B.	expressly authorises the chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company or, if the Company is part of a consolidated entity, for the entity.

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Resolution 2 – Re-Election of Lindsay Wakefield

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“To elect Mr Lindsay Wakefield who retires by rotation in accordance with clause 20.3 of the Company’s Constitution and being eligible offers himself for re-election as a Director.”

Resolution 3 - Approval of proposed issue of Warrants

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.1 and for all other purposes, approval is given for the issue of 195,975,000 Warrants to H.C. Wainwright & Co in part consideration for exclusive placement agent services provided to the Company on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of:

a)	H.C. Wainwright & Co, or a person who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 4 - Ratification of prior issue of Options under ASX Listing Rule 7.1

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 5,000,000 Options to Lodge Corporate Pty Ltd pursuant to Listing Rule 7.1 on 6 March 2020 in consideration for services rendered to the Company and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of:

a)	Lodge Corporate Pty Ltd or a person who is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

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Resolution 5 - Ratification of prior issue of Shares under ASX Listing Rule 7.1

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 210,830,986 Shares to several U.S. institutional investors pursuant to Listing Rule 7.1 on 3 April 2020 pursuant to a Share placement and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of:

a)	a person who participated in the issue or is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 6 - Ratification of prior issue of Shares under ASX Listing Rule 7.1A

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 406,313,414 Shares to several U.S. institutional investors pursuant to Listing Rule 7.1A on 3 April 2020 pursuant to a Share placement and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of:

a)	a person who participated in the issue or is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 7 - Ratification of prior issue of Warrants under ASX Listing Rule 7.1

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 40,114,200 Warrants to H.C. Wainwright & Co pursuant to Listing Rule 7.1 on 3 April 2020 in part consideration for exclusive placement agent services provided to the Company and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 7 by or on behalf of:

a)	H.C. Wainwright & Co or a person who is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

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Resolution 8 - Ratification of prior issue of Warrants under ASX Listing Rule 7.1

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 28,177,578 Warrants to H.C. Wainwright & Co pursuant to Listing Rule 7.1 on 23 April 2020 in part consideration for exclusive placement agent services provided to the Company and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 8 by or on behalf of:

a)	H.C. Wainwright & Co or a person who is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 9 - Ratification of prior issue of Shares under ASX Listing Rule 7.1

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 333,501,200 Shares to several U.S. institutional investors pursuant to Listing Rule 7.1 on 28 May 2020 pursuant to a Share placement and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 9 by or on behalf of:

a)	a person who participated in the issue or is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

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Resolution 10 - Ratification of prior issue of Shares under ASX Listing Rule 7.1

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 365,000,000 Shares to several U.S. institutional investors pursuant to Listing Rule 7.1 on 20 July 2020 pursuant to a Share placement and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 10 by or on behalf of:

a)	a person who participated in the issue or is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 11 - Ratification of prior issue of Shares under ASX Listing Rule 7.1A

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 7.4 and for all other purposes, approval is given for the prior issue by the Company of 250,000,000 Shares to several U.S. institutional investors pursuant to Listing Rule 7.1A on 20 July 2020 pursuant to a Share placement and otherwise on the terms and conditions set out in the Explanatory Statement.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 11 by or on behalf of:

a)	a person who participated in the issue or is a counterparty to the agreement being approved; or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Resolution 12 – Issue of Performance Rights to Nick Burrows

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 10.11, Chapter 2E of the Corporations Act 2001 and for all other purposes, approval is given for the issue to Mr. Nick Burrows, being a Director of the Company, or his nominee, of 5,000,000 Performance Rights for nil consideration in accordance with the terms and conditions set out in the Explanatory Statement accompanying this Notice of Meeting.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 12 by or on behalf of:

a)	Nick Burrows, and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company);
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
● the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
● the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Voting Prohibition Statement - Corporations Act -

A vote must not be cast (in any capacity) in favour of this Resolution 12 by:

●	the person proposing to make the acquisition, and their associates, or
●	the persons (if any) from whom the acquisition is to be made and their associates.

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Resolution 13 – Issue of Performance Rights to George Muchnicki

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 10.11, Chapter 2E of the Corporations Act 2001 and for all other purposes, approval is given for the issue to Dr. George Muchnicki, being a Director of the Company, or his nominee, of 57,500,000 Performance Rights for nil consideration in accordance with the terms and conditions set out in the Explanatory Statement accompanying this Notice of Meeting.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 13 by or on behalf of:

a)	George Muchnicki, and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company);
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Voting Prohibition Statement - Corporations Act -

A vote must not be cast (in any capacity) in favour of this Resolution 13 by:

●	the person proposing to make the acquisition, and their associates, or
●	the persons (if any) from whom the acquisition is to be made and their associates

Resolution 14 – Issue of Performance Rights to Peter Rubinstein

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 10.11, Chapter 2E of the Corporations Act 2001 and for all other purposes, approval is given for the issue to Mr. Peter Rubinstein, being a Director of the Company, or his nominee, of 57,500,000 Performance Rights for nil consideration in accordance with the terms and conditions set out in the Explanatory Statement accompanying this Notice of Meeting.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 14 by or on behalf of:

(a) Peter Rubinstein, and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company); or

(b) an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

(a) a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

(b) the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

(c) a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Voting Prohibition Statement - Corporations Act -

A vote must not be cast (in any capacity) in favour of this Resolution 14 by:

●	the person proposing to make the acquisition, and their associates, or
●	the persons (if any) from whom the acquisition is to be made and their associates.

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Resolution 15 – Issue of Performance Rights to Lindsay Wakefield

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That for the purposes of Listing Rule 10.11, Chapter 2E of the Corporations Act 2001 and for all other purposes, approval is given for the issue to Mr. Lindsay Wakefield, being a Director of the Company, or his nominee, of 5,000,000 Performance Rights for nil consideration in accordance with the terms and conditions set out in the Explanatory Statement accompanying this Notice of Meeting.”

ASX Listing Rules Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 15 by or on behalf of:

(a) Lindsay Wakefield, and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company);

(b) an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

(a) a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

(b) the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or

(c) a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

Voting Prohibition Statement - Corporations Act -

A vote must not be cast (in any capacity) in favour of this Resolution 15 by:

●	the person proposing to make the acquisition, and their associates, or
●	the persons (if any) from whom the acquisition is to be made and their associates.

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Resolution 16– Appointment of Auditor

To consider and if thought fit to pass the following resolution as an ordinary resolution:

“That pursuant to and in accordance with section 327B of the Corporations Act and for all other purposes, Grant Thornton Audit Pty Ltd, having been nominated by a Shareholder and consented in writing to act in the capacity of auditor of the Company, be appointed as auditor of the Company on the terms and conditions in the Explanatory Statement.”

Resolution 17 – Approval of Increased Placement Capacity

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“That pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the increase in capacity of the Company to issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and otherwise on the terms and conditions in the Explanatory Statement accompanying this Notice of Meeting.”

ASX Listing Rules - Voting Restriction Statement: The Company will disregard any votes cast in favour of Resolution 17 by or on behalf of:

a)	a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
b)	an associate of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or
b)	the chair of the meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the chair to vote on the resolution as the chair decides; or
c)	a shareholder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

●	the beneficiary provides written confirmation to the shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and
●	the shareholder votes on the resolution in accordance with directions given by the beneficiary to the shareholder to vote in that way.

By order of the Board of Directors

/s/ Justyn Stedwell
Justyn Stedwell
Company Secretary
5 November 2020

Proxy Appointment, Voting and Meeting Instructions

See attached proxy form.

To be valid, properly completed forms must be received by the Company no later than 9:00am Australian Eastern Daylight Time (AEDT) on Tuesday 8 December 2020.

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Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company’s Annual General Meeting.

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company that is material to a decision on how to vote on the Resolutions in the accompanying Notice of Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary. Capitalised terms defined within this Notice of Annual General Meeting, but which are not defined in the Glossary, also apply within this Notice of Annual General Meeting.

Legal Background applicable to Resolutions:

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period. A ‘Warrant’ and ‘Performance Rights’ are each an Equity Security for the purposes of the ASX Listing Rules.

ASX Listing Rule 7.1A provides that in addition to issues permitted without prior shareholder approval under ASX Listing Rule 7.1, an entity that is eligible and obtains shareholder approval under ASX Listing Rule 7.1A may issue or agree to issue during the period for which the approval is valid a number of quoted equity securities which represents 10% of the number of fully paid ordinary securities on issue at the commencement of that 12 month period as adjusted in accordance with the formula in ASX Listing Rule 7.1A.2.

Listing Rule 7.4 also allows the shareholders of a listed company to approve an issue of Equity Securities after it has been made or agreed to be made. If they do, the issue is taken to have been approved under Listing Rule 7.1 and so does not reduce the company’s capacity to issue further Equity Securities without shareholder approval under the corresponding rule. The Company wishes to retain as much flexibility as possible to issue additional Equity Securities into the future without having to obtain Shareholder approval for such issues under Listing Rule 7.1, hence the below resolutions 4 - 11 seek ratification of issues of Equity Securities.

Where an eligible entity obtains shareholder approval to increase its placement capacity under ASX Listing Rule 7.1A then any ordinary securities issued under that additional placement capacity:

(a)	will not be counted in variable “A” in the formula in ASX Listing Rule 7.1A; and
(b)	are counted in variable “E”,

until their issue has been ratified under ASX Listing Rule 7.4 (and provided that the previous issue did not breach ASX Listing Rule 7.1A) or 12 months has passed since their issue. By ratifying the issue, the base figure (i.e. variable “A”) in which the Company’s 15% and 10% annual placement capacities are calculated will be a higher number which in turn will allow a proportionately higher number of securities to be issued without prior Shareholder approval.

1. Consideration of Financial Statements

The Company’s 2020 Annual Report comprising the Company’s financial report, directors’ report and auditor’s report for the year ended 30 June 2020 was lodged with ASX on 18 September 2020. The Company’s 2020 Annual Report is placed before Shareholders for discussion. No voting is required for this item of business.

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2. Resolution 1 – Adoption of the Remuneration Report

Background

The Company submits its Remuneration Report for the financial year ended 30 June 2020 to Shareholders for consideration and adoption by way of a non-binding Advisory Resolution pursuant to section 250R of the Corporations Act. The Company’s Remuneration Report can be found in the Company’s 2020 Annual Report. It sets out a range of matters relating to the remuneration of Directors and Senior Executives of the Company and explains Board policies in relation to the nature and value of remuneration paid to Directors and Senior Executives within the Company. A copy of the Company’s 2020 Annual Report can be found on its website at www.gtglabs.com.

A vote on this Resolution 1 is advisory only and does not bind the Directors or the Company.

The Corporations Act provides that:

a)	members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any Closely Related Party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and

b)	if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”.

As no “strike” occurred at the Genetic Technologies’ 2019 Annual General Meeting, the current “strike” count is zero. If a “first strike” was to occur at the 2020 Annual General Meeting:

a)	the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2021 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and

b)	if the Company’s subsequent (i.e. 2021) Remuneration Report also receives a “no vote” at the 2021 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2021 Annual General Meeting will be asked (at that 2021 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act.

In the interests of good corporate governance, the Board abstains from making a recommendation in relation to Resolution 1.

A voting restriction statement is set out in Resolution 1 in the Notice.

Shareholders should be aware that any undirected proxies given to the Chair will be cast by the Chair and counted in favour of the Resolutions the subject of this Meeting, including this Resolution 1, subject to compliance with the Corporations Act. In exceptional circumstances, the Chairman of the Meeting may change his voting intention on any resolution, in which case an ASX announcement will be made.

Board recommendation and undirected proxies.

As all members of the Board are excluded from voting on Resolution 1, they do not make any recommendations on voting. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 1.

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3. Resolution 2 – Re-Election of Lindsay Wakefield

Mr. Wakefield, retires by rotation in accordance with clause 20.3 of the Company’s Constitution and being eligible, offers himself for re-election.

Mr. Wakefield was appointed to the Board on 24 September 2014. He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left Medicine to become the fulltime CEO of the Company. In 2006 Safetech was awarded the Telstra Australian National Business of the Year. In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr. Wakefield continues as the CEO of the Company. It is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Safetech employs approximately 100 people. Dr. Wakefield has been a Biotech investor for more than 20 years.

Board recommendation and undirected proxies.

The Board (with the exception of Mr. Wakefield due to his interest in the outcome) recommends that Shareholders vote in favour of Resolution 2. The Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 2.

4. Resolutions 3 – Approval of proposed issue of Warrants

Background

Resolution 3 seeks Shareholder approval for the issue of 195,975,000 Warrants to H.C. Wainwright & Co. or its nominee(s) in consideration for exclusive placement agent services provided to the Company.

The issue of 195,975,000 Warrants contemplated by Resolution 3 does not fall within the Company’s current 15% limit in Listing Rule 7.1. It therefore requires the approval of the Company’s Shareholders under Listing Rule 7.1.

Resolution 3 seeks the required Shareholder approval to the issue under and for the purposes of Listing Rule 7.1.

If Resolution 3 is passed, the Company will be able to proceed with the issue of 195,975,000 Warrants to H.C. Wainwright & Co. or its nominee(s). In addition, the issue will be excluded from the calculation of the number of equity securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

If Resolution 3 is not passed, the Company will not be able to proceed with the immediate issue of 195,975,000 Warrants to H.C. Wainwright & Co. or its nominee(s), in which case, the Company will be required to negotiate alternative compensation arrangements with HC Wainwright & Co.

156,000,000 Warrants were valued at $686,400 in the Company’s 30 June 2020 Annual Financial Report using the Binomial valuation method. The remaining 39,975,000 Warrants have been valued at $347,783 using the Binomial valuation method.

Information required by ASX Listing Rule 7.3

In compliance with the information requirements of ASX Listing Rule 7.3, Shareholders are advised of the following particulars on the allotment and issue of the Warrants:

The name of the person to whom the securities will be issued	The Warrants will be issued to H.C. Wainwright or its nominee(s), which is not a related party of the Company.

The maximum number of securities to be issued	195,975,000 Warrants.

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The date by which the entity will issue the securities	No later than 3 months after the date of this Annual General Meeting.

The price at which the securities will be issued	There will be no issue price paid by H.C. Wainwright & Co for their Warrants. The issue of the Warrants in part consideration for exclusive placement agent services provided to the Company.

The terms of the securities

Each Warrant is, and will remain, Unlisted and entitles the holder to subscribe for one Share in the Company.

156,000,000 Warrants exercisable at USD$0.004166 per Share (unless exercised using the Cashless Exercise), each expiring 5 years from issue and will otherwise be issued on the terms and conditions set out in Annexure A of this Notice.

39,975,000 Warrants exercisable at USD$0.0104 per Share (unless exercised using the Cashless Exercise), each expiring 5 years from issue and will otherwise be issued on the terms and conditions set out in Annexure A of this Notice.

The use of the funds raised	Whilst there will be no funds raised from the issue of the Warrants, should the Warrants be exercised the Company currently intends to apply funds received to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital and potential acquisitions.

Summary of Agreement Terms

The Warrants are being issued pursuant to a Capital Raising Mandate entered into between the Company and H.C. Wainwright & Co dated 29 March 2020,

Under the Capital Raising Mandate H.C. Wainwright & Co agreed to serve as the exclusive agent, advisor or underwriter in any offering of securities in the Company other than in Australia and New Zealand during the term of the Mandate. The term of the mandate has continued to be extended on 3 monthly basis since the expiry of the initial 3 month term.

The mandate did not create any immediate obligations for the issue of the warrants or payment of cash fees, but required warrants to be issued and fees paid if H.C. Wainwright & Co raised capital for the Company.

H.C. Wainwright & Co raised US$8 million in May 2020 and as such is entitled to be issued 156,000,000 Warrants. H.C. Wainwright & Co raised US$5.1 million in July 2020 and as such is entitled to be issued 39,975,000 Warrants.

The Company has paid H.C. Wainwright & Co a cash fee of 7.5% of the amount raised in each capital raise and a management fee equal to 1% of the gross proceeds raised in each offering. Under the mandate the Company has agreed to pay H.C. Wainwright & Co non-accountable expenses of up $25,000 and other reasonable out of pocket expenses of up an aggregate amount of $50,000. In addition, subject to shareholder approval, H.C. Wainwright & Co and/or it’s nominees will be issued with the 195,975,000 Warrants (being an amount equal to 6.5% of the aggregate number of Shares placed in each offering), at an exercise price that is 125% of the capital raising offer price and a term expiring 5 years from the date of issue.

A voting restriction statement is set out in Resolution 3 in the Notice.

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Board recommendations and undirected proxies.

The Directors recommend that the Shareholders vote in favour of Resolution 3.

The Chair intends to vote all undirected proxies in favour of Resolution 3.

5. Resolution 4 – Ratification of prior issue of Options under ASX Listing Rule 7.1

Background

On 6 March 2020 the Company issued 5,000,000 Unlisted Options under Listing Rule 7.1 to Lodge Corporate Pty Ltd as part of the consideration for corporate advisory services provided to the Company. The Options were issued for nil consideration and without prior shareholder approval. Lodge Corporate Pty Ltd were engaged by the Company as its Corporate advisor in 2017 and received cash fees of $5,000 per month (in addition to the 5,000,000 Options to be subject of this resolution) until the mandate ceased in September 2020.

The issue of 5,000,000 Unlisted Options contemplated by Resolution 4 does not fit within any of the Listing Rule 7.1 exceptions and, as it has not yet been approved by the Company’s shareholders, it effectively uses up part of the 15% limit in Listing Rule 7.1, reducing the Company’s capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue date. To this end Resolution 4 seeks shareholder approval to the issue under and for the purposes of Listing Rule 7.4.

If Resolution 4 is passed, the issue of 5,000,000 Unlisted Options will be excluded in calculating the Company’s 15% limit in Listing Rule 7.1, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolution 4, the issue will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

The 5,000,000 Options were valued at $29,340 in the Company’s 30 June 2020 Annual Financial Report using the Black-Scholes valuation method.

The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	5,000,000 Unlisted Options.

The price at which the securities were issued	The Options were issued for nil consideration.

The terms of the securities	Each Unlisted Option entitles the holder to subscribe for one Share in the Company at an exercise price of $0.008 and will expire on 6 March 2023 and were otherwise issued on the terms and conditions set out in Annexure B.

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The names of the persons to whom the entity issued the securities	The Options were issued to Lodge Corporate Pty Ltd.

The use of the funds raised

No funds were raised from the issue of Options.

Should the Options be exercised the Company currently intends to apply funds received to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital.

The date the securities were issued	6 March 2020

A voting restriction statement is set out in Resolution 4 in the Notice.

Board recommendations and undirected proxies.

The Directors recommend that the Shareholders vote in favour of Resolution 4.

The Chair intends to vote all undirected proxies in favour of Resolution 4.

6. Resolution 5 – Ratification of prior issue of Shares under ASX Listing Rule 7.1

Background

On 2 April 2020 the Company completed a capital raising to raise US$1.8 million (or equivalent of approximately 3 million AUD) by the issue of 1,028,574 American Depositary Shares (“ADSs”) without prior shareholder approval, each ADS representing six hundred (600) of the Company’s ordinary shares, at a purchase price of US$1.75 per ADS - or in Australian dollars $0.0048 per GTG Share.

Of the 617,144,400 Shares issued 210,830,986 Shares were issued pursuant to the Company’s 15% placement capacity under listing rule 7.1 and 406,313,414 Shares were issued pursuant to the Company’s additional 10% placement capacity under listing rule 7.1A.

Resolution 5 seeks Shareholder approval for the issue of 210,830,986 Shares pursuant to the Company’s 15% placement capacity under listing rule 7.1.

The issue of 210,830,986 Shares contemplated by Resolution 5 does not fit within any of the exceptions to Listing Rule 7.1 and, as it has not yet been approved by the Company’s shareholders, it effectively uses up part of the 15% limit in Listing Rule 7.1, reducing the Company’s capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue date. To this end Resolution 5 seeks shareholder approval to the issue under and for the purposes of Listing Rule 7.4.

If Resolution 5 is passed, the issue of 210,830,986 Shares will be excluded in calculating the Company’s 15% limit in Listing Rule 7.1, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolution 5, the issue will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

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The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	210,830,986 Shares.

The price at which the securities were issued	US$1.75 per ADS - or in Australian dollars $0.0048 per GTG Share.

The terms of the securities	Each Share issued ranks equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue.

The names of the persons to whom the entity issued the securities	The Shares were issued to several US institutional investors.

The use of the funds raised	Funds raised to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital.

The date the securities were or will be issued	2 April 2020

A voting restriction statement is set out in Resolution 5 in the Notice.

Board recommendations and undirected proxies.

The Directors recommend that the Shareholders vote in favour of Resolution 5.

The Chair intends to vote all undirected proxies in favour of Resolution 5.

7. Resolution 6 – Ratification of prior issue of Shares under ASX Listing Rule 7.1A

Background

On 2 April 2020 the Company completed a capital raising to raise US1.8 million (or equivalent of approximately 3 million AUD) by the issue of 1,028,574 American Depositary Shares (“ADSs”), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of US$1.75 per ADS - or in Australian dollars $0.0048 per GTG Share.

Of the 617,144,400 Shares issued 210,830,986 Shares were issued pursuant to the Company’s 15% placement capacity under listing rule 7.1 and 406,313,414 Shares were issued pursuant to the Company’s additional 10% placement capacity under listing rule 7.1A.

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Resolution 6 seeks Shareholder approval for the issue of 406,313,414 Shares pursuant to the Company’s 10% placement capacity under listing rule 7.1A. To this end Resolution 6 seeks shareholder approval to the issue under and for the purposes of Listing Rule 7.4.

If Resolution 6 is passed, the issue of 406,313,414 Shares will be excluded in calculating the Company’s 10% limit in Listing Rule 7.1A, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolution 6, the issue will be included in calculating the Company’s 10% limit in Listing Rule 7.1A, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	406,313,414 Shares.

The price at which the securities were issued	US$1.75 per ADS - or in Australian dollars $0.0048 per GTG Share.

The terms of the securities	Each Share issued ranks equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue.

The names of the persons to whom the entity issued the securities	The Shares were issued to several US institutional investors.

The use of the funds raised	Funds raised to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital.

The date the securities were or will be issued	2 April 2020

A voting restriction statement is set out in Resolution 6 in the Notice.

Board recommendations and undirected proxies.

The Directors recommend that the Shareholders vote in favour of Resolution 6.

The Chair intends to vote all undirected proxies in favour of Resolution 6.

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8. Resolution 7 and 8 – Ratification of prior issue of Warrants under ASX Listing Rule 7.1

Background

On 3 April 2020 the Company issued 40,114,200 Warrants to H.C. Wainwright & Co. in part consideration for exclusive placement agent services provided to the Company as part of the capital raising announced to ASX on 2 April 2020 and without prior shareholder approval.

On 23 April 2020 the Company issued 28,177,578 Warrants to H.C. Wainwright & Co. in part consideration for exclusive placement agent services provided to the Company as part of the capital raising announced to ASX on 21 April 2020 and without prior shareholder approval.

Resolution 7 seeks Shareholder approval for the issue of 40,114,200 Warrants pursuant to the Company’s 15% placement capacity under listing rule 7.1. Resolution 8 seeks Shareholder approval for the issue of 28,177,578 Warrants pursuant to the Company’s 15% placement capacity under listing rule 7.1.

The issue of 68,291,778 Warrants contemplated by Resolutions 7 and 8 do not fit within any of the exceptions to Listing Rule 7.1 and, as they have not yet been approved by the Company’s shareholders, they effectively use up part of the 15% limit in Listing Rule 7.1, reducing the Company’s capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue date. Resolutions 7 and 8 seek shareholder approval to the issue under and for the purposes of Listing Rule 7.4

If Resolutions 7 and 8 are passed, the issue of 68,291,778 Warrants will be excluded in calculating the Company’s 15% limit in Listing Rule 7.1, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolutions 7 and/or 8, the issues will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

The 40,114,200 Warrants were valued at $172,491 in the Company’s 30 June 2020 Annual Financial Report using the Binomial valuation method.

The 28,177,578 Warrants were valued at $118,346 in the Company’s 30 June 2020 Annual Financial Report using the Binomial valuation method.

The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	Resolution 7 - 40,114,200 Warrants Resolution 8 - 28,177,578 Warrants

The price at which the securities were issued	Warrants were issued for nil consideration in part consideration for exclusive placement agent services provided to the Company.

The terms of the securities

Each Unlisted Warrant entitles the holder, upon exercise, to subscribe for one Share in the Company.

40,114,200 Warrants exercisable at USD$0.00365 per Share (unless exercised using the Cashless Exercise), each expiring 1 April 2025 and were otherwise issued on the terms and conditions set out in Annexure A of this Notice.

28,177,578 Warrants exercisable at USD$0.00417 per Share (unless exercised using the Cashless Exercise), each expiring 19 April 2025 and were otherwise issued on the terms and conditions set out in Annexure A of this Notice.

The names of the persons to whom the entity issued the securities	The Warrants were issued to H.C. Wainwright & Co.

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Summary of Agreement Terms

The Warrants were issued pursuant to a Capital Raising Mandate between the Company and H.C. Wainwright & Co dated 29 March 2020.

Under the Capital Raising Mandate H.C. Wainwright & Co agreed to serve as the exclusive agent, advisor or underwriter in any offering of securities in the Company other than in Australia and New Zealand during the term of the Mandate. The term of the mandate has continued to be extended on 3 monthly basis since the expiry of the initial 3 month term.

The mandate did not create any immediate obligations for the issue of the warrants or payment of cash fees, but required warrants to be issued and fees paid if H.C. Wainwright & Co raised capital for the Company.

The Company has paid H.C. Wainwright & Co a cash fee of 7.5% of the amount raised in each capital raise and a management fee equal to 1% of the gross proceeds raised in each offering. Under the mandate the Company has agreed to pay H.C. Wainwright & Co non-accountable *up to $25,000) and reasonable general expenses (up to $50,000). In addition, H.C. Wainwright & Co and/or it’s nominees were issued with the 68,291,778 Warrants (being an amount equal to 6.5% aggregate number of Shares placed in each offering), at an exercise price that is 125% of the capital raising offer price and a term expiring 5 years from the date of issue.

H.C. Wainwright & Co raised US$1.8 million in the capital raising for which Shares were issued on 3 April 2020 and as such was entitled to be issued 40,114,200 Warrants. H.C. Wainwright & Co raised US$1.44 million in the capital raising for which Shares were issued on 23 April 2020 and as such was entitled to be issued 28,177,578 Warrants. The cash component of these capital raising fees has been paid.

The use of the funds raised	Whilst there were no funds raised from the issue of the Warrants, should the Warrants be exercised the Company currently intends to apply funds received to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital.

The date the securities were or will be issued	40,114,200 Warrants issued 3 April 2020 28,177,578 Warrants issued 23 April 2020

Voting restriction statements are set out in Resolution 7 and Resolution 8 in the Notice.

Board recommendations and undirected proxies.

The Directors recommend that the Shareholders vote in favour of Resolution 7 and Resolution 8.

The Chair intends to vote all undirected proxies in favour of Resolution 7 and Resolution 8.

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9. Resolution 9 – Ratification of prior issue of Shares under ASX Listing Rule 7.1

Background

On 28 May 2020 the Company completed a capital raising to raise US$8 million (or equivalent of approximately 12 million AUD) without prior shareholder approval by the issue of 4,000,000 American Depositary Shares (“ADSs”), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of $2.00 per ADS - or in Australian dollars $0.005 per GTG Share.

Of the 2,400,000,000 Shares, 2,066,498,800 were issued pursuant to shareholder approval under resolution 2 at the Company’s 20 April 2020 Extraordinary General Meeting. The remaining 333,501,200 Shares were issued pursuant to the Company’s 15% placement capacity under listing rule 7.1 without prior shareholder approval.

Resolution 9 seeks Shareholder approval for the issue of 333,501,200 Shares pursuant to the Company’s 15% placement capacity under listing rule 7.1.

The issue of 333,501,200 Shares, as it has not yet been approved by the Company’s shareholders, effectively uses up part of the 15% limit in Listing Rule 7.1, reducing the Company’s capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue date. To this end, Resolution 9 seeks shareholder approval to the issue under and for the purposes of Listing Rule 7.4.

If Resolution 9 is passed, the issue of 333,501,200 Shares will be excluded in calculating the Company’s 15% limit in Listing Rule 7.1, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolution 9, the issue will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	333,501,200 Shares.

The price at which the securities were issued	US$2.00 per ADS (600 Shares) - or in Australian dollars $0.005 per GTG Share.

The terms of the securities	Each Share issued ranks equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue.

The names of the persons to whom the entity issued the securities	The Shares were issued to several US institutional investors.

The use of the funds raised	The Company is utilising the net proceeds to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital.

The date the securities were or will be issued	28 May 2020

A voting restriction statement is set out in Resolution 9 in the Notice.

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Board recommendations and undirected proxies.

The Directors recommend that the Shareholders vote in favour of Resolution 9.

The Chair intends to vote all undirected proxies in favour of Resolution 9.

10. Resolution 10 – Ratification of prior issue of Shares under ASX Listing Rule 7.1

Background

On 20 July 2020 the Company completed a capital raising to raise US$5.1 million by the issue of 1,025,000 American Depositary Shares (“ADSs”) without prior shareholder approval, each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of $5.00 per ADS - or in Australian dollars $0.012 per GTG Share.

Of the 615,000,000 Shares issued 365,000,000 Shares were issued pursuant to the Company’s 15% placement capacity under listing rule 7.1 and 250,000,000 Shares were issued pursuant to the Company’s additional 10% placement capacity under listing rule 7.1A.

Resolution 10 seeks Shareholder approval for the issue of 365,000,000 Shares pursuant to the Company’s 15% placement capacity under listing rule 7.1.

The issue of 365,000,000 Shares contemplated by Resolution 10 does not fit within any of the exceptions to Listing Rule 7.1 and, as it has not yet been approved by the Company’s shareholders, it effectively uses up part of the 15% limit in Listing Rule 7.1, reducing the Company’s capacity to issue further equity securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue date. Resolution 10 seeks shareholder approval to the issue under and for the purposes of Listing Rule 7.4

If Resolution 10 is passed, the issue of 365,000,000 Shares will be excluded in calculating the Company’s 15% limit in Listing Rule 7.1, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolution 10, the issue will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	365,000,000 Shares.

The price at which the securities were issued	US$5.00 per ADS (600 Shares) - or in Australian dollars $0.012 per GTG Share.

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The terms of the securities	Each Share issued ranks equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue.

The names of the persons to whom the entity issued the securities	The Shares were issued to several US institutional investors.

The use of the funds raised	The Company is utilising the net proceeds to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital and potential acquisitions.

The date the securities were or will be issued	20 July 2020

A voting restriction statement is set out in Resolution 10 in the Notice.

Board recommendations and undirected proxies.

The Directors recommend that the Shareholders vote in favour of Resolution 10.

The Chair intends to vote all undirected proxies in favour of Resolution 10.

11. Resolution 11 – Ratification of prior issue of Shares under ASX Listing Rule 7.1A

Background

On 20 July 2020 the Company completed a capital raising to raise US$5.1 million (by the issue of 1,025,000 American Depositary Shares (“ADSs”) without prior shareholder approval, each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of $5.00 per ADS - or in Australian dollars $0.012 per GTG Share.

Of the 615,000,000 Shares issued 365,000,000 Shares were issued pursuant to the Company’s 15% placement capacity under listing rule 7.1 and 250,000,000 Shares were issued pursuant to the Company’s additional 10% placement capacity under listing rule 7.1A.

Resolution 11 seeks Shareholder approval for the issue of 250,000,000 Shares pursuant to the Company’s 10% placement capacity under listing rule 7.1A. Resolution 11 seeks shareholder approval to the issue under and for the purposes of Listing Rule 7.4.

If Resolution 11 is passed, the issue of 250,000,000 Shares will be excluded in calculating the Company’s 10% limit in Listing Rule 7.1A, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

In the event that Shareholders do not approve Resolution 11, the issue will be included in calculating the Company’s 10% limit in Listing Rule 7.1A, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue date.

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The following additional information is provided pursuant to the requirements of ASX Listing Rule 7.5.

The number of securities issued	250,000,000 Shares.

The price at which the securities were issued	US$5.00 per ADS (600 Shares) - or in Australian dollars $0.012 per GTG Share.

The terms of the securities	Each Share issued ranks equally in all respects with existing Shares issued by the Company, with the same voting rights, dividend rights and other entitlements from issue.

The names of the persons to whom the entity issued the securities	The Shares were issued to several US institutional investors.

The use of the funds raised	The Company is utilising the net proceeds to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital and potential acquisitions.

The date the securities were or will be issued	20 July 2020

A voting restriction statement is set out in Resolution 11 in the Notice.

Board recommendations and undirected proxies.

The Directors recommend that the Shareholders vote in favour of Resolution 11.

The Chair intends to vote all undirected proxies in favour of Resolution 11.

12. Resolutions 12, 13, 14 and 15 – Issue of Performance Rights to Nick Burrows, George Muchnicki, Peter Rubinstein and Lindsay Wakefield

Background

The Company has agreed, subject to obtaining Shareholder approval, to issue a maximum of 125,000,000 Performance Rights (Performance Rights) to Directors of the Company as follows:

a)	5,000,000 Class A Performance Rights to Nick Burrows (or his nominee) - Resolution 12;
b)	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to George Muchnicki (or his nominee) - Resolution 13;
c)	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Peter Rubinstein (or his nominee) - Resolution 14;
d)	5,000,000 Class A Performance Rights to Lindsay Wakefield (or his nominee) - Resolution 15.

The Board’s rationale for the issue of the Performance Rights is to:

●	reward directors for their performance in particular for significant additional work performed in relation to various US capital raisings conducted during the year totalling US$16.3 million and rectifying previous NASDAQ deficiencies allowing the Company to maintain its NASDAQ listing;

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●	provide long term incentives for participation in the Company’s future growth;
●	motivate and generate loyalty from directors and increase incentives to maintain a highly experienced Board; and
●	preserve cash reserves.

The Performance Rights are also a key component of the Company’s executive and Board remuneration strategy. The Performance Rights will allow Directors to be issued Shares, subject to remaining engaged by the Company and based on the performance of the Company. To the extent any of the Performance Rights vest, the Directors are entitled to be issued with a corresponding number of Shares without being required to pay any monetary consideration.

The Company has conducted significant capital raisings of US$16.3 million before costs during 2020 which has required substantial additional work by the Company’s directors for no additional cash remuneration. In order to conserve Company funds, the Company proposes to issue the Performance Rights in recognition of the significant additional work undertaken by the directors and the successful completion of the capital raising activities conducted during 2020. The Performance Rights also encourage and reward efforts by directors to achieve future operational and shareholder value targets by being linked to an increase in share price and/or specific operational milestones and targets.

The Board considers the granting of performance-based remuneration to both executive and non-executive directors as appropriate to further align the remuneration of directors with the targeted creation of shareholder value and the performance of the Company and to conserve Company funds (as an alternative to providing additional fixed cash remuneration).

A summary of the terms and conditions of the Class A, Class B and Class C Performance Rights is set out in Annexure C to this Explanatory Statement, including the below performance hurdles:

●	The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.012 or greater for more than 10 day consecutive ASX trading days.

●	The Class B Performance Rights vest and are exercisable upon the Share price reaching $0.014 or greater for more than 10 day consecutive ASX trading days and sales commencing on the Consumer Initiated Testing (CIT) platform in either Australia or the United States*.

●	The Class C Performance Rights vest and are exercisable upon a minimum of 4000 tests (excluding free trial tests) being processed in any 12 month period or the market cap of GTG reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner.

●	The Directors, being the recipients of the Performance Rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

A Performance Right lapses, to the extent that it has not been exercised, in the circumstances set out in Annexure C including on the day ending at 5.00pm (Melbourne time) on the date which is 36 months following the date of issue of the Performance Rights, unless otherwise determined by the Board.

*The Consumer Initiated Testing (CIT) platform was launched in September 2020, however, there have been no sales via the platform to date. The Board considers the development of the CIT platform and the commencement of sales as a key operational milestone and platform for future sales. In recognition of the significant work undertaken by Peter Rubenstein and George Muchnicki and their ongoing and future efforts to further commercialise the CIT platform one of the Class B Performance Rights hurdles is the commencing of sales on the CIT platform in either Australia or the United States.

Listing Rule 10.11

Listing Rule 10.11 requires that an entity must obtain the approval of Shareholders to issue Securities to a Related Party and in doing so must provide the information specified in Listing Rule 10.13, unless an exception applies. Under Listing Rule 7.2 (Exception 14), if approval is being sought under Listing Rule 10.11, approval will not be required under Listing Rule 7.1. Therefore, the Performance Rights will not count towards the Company’s 15% Capacity under Listing Rule 7.1 if each of Resolutions 12 - 15 are approved.

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ASX Listing Rule 10.13 requires that the notice of meeting in relation to a proposed resolution to approve an issue of securities to a related party under Listing Rule 10.11 include the following information:

Director	Nick Burrows	George Muchnicki	Peter Rubinstein	Lindsay Wakefield

The name of the person to whom the securities will be issued	Nick Burrows, a director of the Company	George Muchnicki, a director of the Company	Peter Rubinstein, a director of the Company	Lindsay Wakefield, a director of the Company

The number and class of securities to be issued	5,000,000 Class A Performance Rights	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights	5,000,000 Class A Performance Rights

The date by which the entity will issue the securities	No later than 1 month after the date of this Meeting	No later than 1 month after the date of this Meeting	No later than 1 month after the date of this Meeting	No later than 1 month after the date of this Meeting

The issue price of the securities and a statement of the terms of the issue	The performance rights are issued at no cost to the recipient. Their terms of issue are described in Annexure C to this Notice.	The performance rights are issued at no cost to the recipient. Their terms of issue are described in Annexure C to this Notice.	The performance rights are issued at no cost to the recipient. Their terms of issue are described in Annexure C to this Notice.	The performance rights are issued at no cost to the recipient. Their terms of issue are described in Annexure C to this Notice.

The intended use of the funds raised	There will be no funds raised from the issue of the performance rights	There will be no funds raised from the issue of the performance rights	There will be no funds raised from the issue of the performance rights	There will be no funds raised from the issue of the performance rights

Details of the director’s total remuneration package	$73,871 (plus superannuation) per annum as a Non-Executive Director	$167,543 (plus superannuation) per annum as Director and Interim Chief Executive Officer of the Company	$103,772 (plus superannuation) per annum as a Non-Executive Director and Chair of the Company and a consulting fee of $5,000 per month	$73,871 (plus superannuation) per annum as a Non-Executive Director of the Company

If the securities are being issued under an agreement, a summary of any other materials terms of the agreement.	The Company has not entered any agreement for the issue of these performance rights.	The Company has not entered any agreement for the issue of these performance rights.	The Company has not entered any agreement for the issue of these performance rights.	The Company has not entered any agreement for the issue of these performance rights.

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Corporations Act

Chapter 2E of the Corporations Act prohibits a public company from giving a Financial Benefit to a Related Party of the public company unless providing the benefit falls within a prescribed exception to the general prohibition, as set out in sections 210 to 216 of the Corporations Act. Relevantly, there is an exception if the company first obtains the approval of its Shareholders in a general meeting in circumstances where certain requirements specified in Chapter 2E in relation to the convening of that meeting have been met.

A “Financial Benefit” for the purposes of the Corporations Act has a very wide meaning. It includes a public company paying money or issuing securities to the Related Party, including the Performance Rights. In determining whether or not a financial benefit is being given, it is necessary to look to the economic and commercial substance and effect of what the public company is doing (rather than just the legal form).

The proposed Resolutions 12 - 15, if passed, will confer Financial Benefits, namely, the issue of securities (i.e. the proposed Performance Rights) to Directors who are Related Parties of the Company. Accordingly, the Company seeks to obtain Shareholder approval in respect of the proposed issue of the Performance Rights to the Directors in accordance with the requirements of Chapter 2E of the Corporations Act.

For the purposes of Chapter 2E of the Corporations Act and for all other purposes the following information is provided to Shareholders:

●	The Related Party to whom Resolutions 12, 13, 14, and 15 would permit the Financial Benefit to be given (section 219(1)(a))

a)	In respect of Resolution 12, Nick Burrows as a Director of the Company, or his nominee;
b)	In respect of Resolution 13, George Muchnicki as a Director of the Company, or his nominee;
c)	In respect of Resolution 14, Peter Rubinstein as a Director of the Company, or his nominee;
d)	In respect of Resolution 15, Lindsay Wakefield as a Director of the Company, or his nominee.

●	The nature of the Financial Benefit (section 219(1)(b)) is the issue of Related Party Performance Rights as follows:

a)	In respect of Resolution 12, 5,000,000 Class A Performance Rights to Nick Burrows (or his nominee);
b)	In respect of Resolution 13, 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to George Muchnicki or his nominee;
c)	In respect of Resolution 14, 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Peter Rubinstein or his nominee;
d)	In respect of Resolution 15, 5,000,000 Class A Performance Rights to Lindsay Wakefield or his nominee.

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●	Directors’ Recommendation (section 219(1)(c))

As each of the Directors is proposed to be a recipient of Performance Rights, all Directors abstain from making a recommendation in respect of each of Resolutions 12, 13, 14 and 15.

●	Directors’ Interest and other remuneration (section 219(1)(d))

The following Directors have a material personal interest in the outcome of Resolutions 12, 13, 14 and 15

a)	In respect of Resolution 12, Nick Burrows has a material personal interest in its outcome as it is proposed that Nick Burrows (or his nominee) will receive 5,000,000 Class A Performance Rights. Nick Burrows (and entities associated with him) currently holds 1,670,000 Shares. Other than the Performance to be issued to Nick Burrows (or his nominee) pursuant to Resolution 12, Nick Burrows currently receives $73,871 per annum as a Non-Executive Director of the Company;
b)	In respect of Resolution 13, George Muchnicki has a material personal interest in its outcome as it is proposed that George Muchnicki (or his nominee) will receive 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights. George Muchnicki (and entities associated with him) currently holds 263,085,885 Shares, 125,000,000 unlisted options and 6,250,000 Class A Performance Rights expiring 11 December 2021. Other than the Performance Rights to be issued to George Muchnicki (or his nominee) pursuant to Resolution 13, George Muchnicki currently receives $167,543 per annum as Director and Interim Chief Executive Officer of the Company;
c)	In respect of Resolution 14, Peter Rubinstein has a material personal interest in its outcome as it is proposed that Peter Rubinstein (or his nominee) will receive 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights. Peter Rubinstein (and entities associated with him) currently hold 308,132,009 Shares, 125,000,000 unlisted options and 5,000,000 Class A Performance Rights expiring 11 December 2021. Other than the Performance Rights to be issued to Peter Rubinstein (or his nominee) pursuant to Resolution 14, Peter Rubinstein currently receives $103,772 per annum as a Non-Executive Director and Chair of the Company and a consulting fee of $5,000 per month;
d)	In respect of Resolution 15, Lindsay Wakefield has a material personal interest in its outcome as it is proposed that Lindsay Wakefield (or his nominee) will receive 5,000,000 Class A Performance Rights. Lindsay Wakefield (and entities associated with him) currently hold 9,418,104 Shares and 3,750,000 Class A Performance Rights expiring 11 December 2021. Other than the Performance Rights to be issued to Lindsay Wakefield (or his nominee) pursuant to Resolution 15, Lindsay Wakefield currently receives $73,871per annum as a Non-Executive Director of the Company.

If all of the Performance Rights are issued, they will have the following effect on each Director’s holdings in the Company and the dilutionary impact on current Shareholders of the Company:

Shareholder	Current Share Holding	% of Total Share Capital Shares on issue [1,2]	Shares held upon exercise of Performance Rights[3]	% of Total Share Capital on exercise of Performance Rights [1,2,3]
Current Shareholders (other than the relevant Directors)	7,679,420,745	92.95%	7,679,420,745	91.40%
Nick Burrows	1,670,000	0.02%	6,670,000	0.08%
George Muchnicki	263,085,885	3.18%	326,835,885	3.89%
Peter Rubinstein	308,132,009	3.73%	370,632,009	4.41%
Lindsay Wakefield	9,418,104	0.011%	18,168,104	0.22%
Total	8,261,726,743	100%	8,401,726,743	100%

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Notes:

1. The table above assumes that no other Shares are issued and that no Options or Warrants are exercised;

2. Including any Shares held by each Director (and entities associated with each Director)

3. Assumes all Performance Rights the subject of Resolutions 12, 13, 14 and 15 are fully exercised.

The following table shows the dilutionary impact on the issued capital of the Company should the Performance Rights be issued and exercised:

	Performance Rights	% increase to issued capital	Shares on Issue
Shares Currently on Issue	N/A	N/A	8,261,726,743
Class A Performance Rights exercised	25,000,000	0.3%	8,286,726,743
Class B Performance Rights exercised	50,000,000	0.6%	8,311,726,743
Class C Performance Rights exercised	50,000,000	0.6%	8,311,726,743
Total Performance Rights exercised	125,000,000	1.5%	8,386,726,743

The table above assumes that no other Shares are issued and that no Options or Warrants are exercised

●	Valuation of Performance Rights

The Performance Rights are not currently quoted, and will not be quoted, on the ASX and as such have no readily ascertainable ASX market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant.

Various factors impact upon the value of Performance Rights including:

a)	the period outstanding before the expiry date of the Performance Rights;
b)	the underlying price or value of the securities into which they may be converted;
c)	the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and
d)	the value of the shares into which the Performance Rights may be converted.

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation).

The Company has commissioned an independent valuation of the Performance Rights, for the purposes of disclosing to Shareholders such information required to decide whether or not it is in the Company’s interest to pass Resolutions 12, 13, 14 and 15. The independent valuer, SLM Corporate, has applied the Monte Carlo simulation in providing the valuation of the Performance Rights. As the Performance Rights have market event hurdles for vesting, the valuation has been provided with a range of underlying share prices.

For the market vesting hurdles, the future share price of GTG was projected using a Geometric Brownian Motion model over 758 steps, with the volatility of each step representing the daily volatility of the Company’s share price over the last 3 years from the valuation date.

A Monte Carlo simulation of 250,000 simulations was conducted for the above Geometric Brownian Motion model to obtain a theoretical distribution for the share prices and was used to determine the probability of meeting each market vesting hurdle. The share price resulting at each outcome was weighted by the probability of vesting to produce an estimate valuation of each right.

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For the Non-market based hurdles, management provided probabilities are applied to the number of rights to determine the expected number of rights to vest.

The probability of continuous employment (non-market vesting condition) was then applied to determine the number of Rights expected to vest. Number of Rights expected to vest was then multiplied by expected price of the single Right to achieve the total value of Rights issued.

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a)	a range of prices analysed taking into consideration GTG’s share price at the date of valuation of $0.08 per Share as at 25 September 2020 and share price volatility measure of 161.02% for all classes of Performance Rights;
b)	exercise price being 0.0 cents per Performance Right for all classes;
c)	Performance Hurdles:
(i) Class A - VWAP hurdle (10 days consecutive share price hurdle) equalling 1.2 cents;
(ii) Class B - VWAP hurdle (10 days consecutive share price hurdle) equalling 1.4 cents and sales commencing on the Consumer Initiated Testing (CIT) platform in either Australia or the United States*;
(iii) Class C Performance – The sooner of a minimum of 4,000 tests (excluding free trials) being processed in any 12 month period or the market capital of GTG reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days.
d)	the risk free rate being 0.18% for all classes of Performance Rights (calculated with reference to the 3 year Australian Government yield as at 25 September 2020 of similar duration to that of the expected life of each class of Performance Right);
e)	the expected option life of 3 years for all classes of Performance Rights; and

*The Consumer Initiated Testing (CIT) platform was launched in September 2020, however, there have been no sales via the platform to date. The Board considers the development of the CIT platform and the commencement of sales as a key operational milestone and platform for future sales. In recognition of the significant work undertaken by Peter Rubenstein and George Muchnicki and their ongoing and future efforts to further commercialise the CIT platform one of the Class B Performance Rights hurdles is the commencing of sales on the CIT platform in either Australia or the United States.

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Based on the independent valuation of the Performance Rights, the Company agrees that the total value of the Performance Rights to be issued to each Director is as follows:

Description	Class A		Class B		Class C
Underlying asset price	0.8	c	0.8	c	0.8	c
Risk-free rate	0.18%		0.18%		0.18%
Volatility	161.02%		161.02%		161.02%
Vesting Hurdle Price	1.2	c	1.4	c	1.2104	c
Time to maturity of Rights (years)	3.00		3		3
Value of Rights ($ per Right)	0.7788	c	0.7719	c	0.7794	c
Total number of Rights granted	25,000,000		50,000,000		50,000,000
Total value of Rights	$194,700		$385,926		$389,699

	Class A	Class B	Class C	Total
Peter Rubenstein	$58,410	$192,963	$194,850	$446,222
Nick Burrows	$38,940	$0	$0	$38,940
George Muchnicki	$58,410	$192,963	$194,850	$446,222
Lindsay Wakefield	$38,940	$0	$0	$38,940
Total	$194,700	$385,926	$389,699	$970,325

Any other information that is reasonably required by Shareholders to make a decision and that is known to the Company or any of its Directors (section 219(1)(e) and 219(2))

There is no other information known to the Company or any of its Directors relevant to Resolutions 12, 13, 14 and 15 save and except as follows:

1. Market Price movements

The valuation of the Performance Rights noted above is based on a Market Price of the Shares as at 23 September 2020 ($0.008). There is a possibility that the Market Price of the Shares on the date of issue of the Performance Rights and the Market Price of the Shares on exercise of the Performance Rights will be different to the price noted above and that the Market Price of the Shares will change up to the date of the Meeting.

2. Trading history

In the 12 months prior to 29 September 2020, the Company’s trading history is as follows:

●	the lowest trading price was $0.003 on 23 March 2020;
●	the highest trading price was $0.014 on 20 July 2020 and
●	the VWAP per Share over the 12 month period prior to 29 September 2020 was $0.008.

The trading price of the Shares on the close of trading on 29 September 2020 was $0.008.

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3. Opportunity Costs

The opportunity costs and benefits foregone by the Company issuing the Performance Rights is the dilutionary impact on the issued share capital of the Company on conversion of the Performance Rights. To the extent that the dilutionary impact caused by the issue of the Performance Rights will be detrimental to the Company, in the Board’s view this is more than offset by the advantages accruing from the Company securing the services of experienced Directors on appropriate remuneration terms and conserving the cash resources of the Company in this regard.

It is also considered that the potential increase of value in the securities is dependent upon a corresponding increase in the value of the Company and its Shares generally.

4. Taxation Consequences

The granting of the Performance Rights should not be subject to GST as the issue of Performance Rights is regarded as a financial supply for GST purposes. The GST on any costs incurred by the Company in respect of the issue of the Performance Rights are not claimable unless the financial acquisitions threshold is not breached or those costs qualify as a reduced credit acquisition.

The Company is not able to claim an income tax deduction in respect of the issue of the Performance Rights.

The Company is not liable to any duty in respect of the issue of the Performance Rights.

5. Dilutionary Effect

The effect that the issue of the Performance Rights will have on the issued Shares of the Company is set out above.

Save as set out in this Explanatory Statement, the Directors are not aware of any other information that will be reasonably required by Shareholders to make a decision in relation to the benefits contemplated by Resolutions 12, 13, 14 and 15.

A voting exclusion statement is set out in each of Resolutions 12, 13, 14 and 15 in the Notice.

13. Resolution 16 – Appointment of Auditor

In June 2020 Genetic Technologies Limited completed a tender process for ongoing audit services and following completion of the process intends to appoint Grant Thornton Audit Pty Ltd as the Company’s auditor.

The appointment is subject to Shareholder approval and PricewaterhouseCoopers, which is the Company’s current auditor, giving notice of its intention to resign as auditor of the Company to ASIC (under Section 329(5) of the Corporations Act) and upon receipt of ASIC’s consent to their resignation, submitting a notice of resignation to the Company in accordance with Section 329(5) of the Corporations Act, with such resignation to take effect from the later of the date of the Meeting or within 7 days from receipt of ASIC’s consent.

In accordance with Section 328B(1) of the Corporations Act, the Company has sought and obtained a nomination from a Shareholder for Grant Thornton Audit Pty Ltd to be appointed as the Company’s auditor. A copy of this nomination is attached to this Explanatory Statement as Annexure D.

Grant Thornton Audit Pty Ltd has given their written consent to act as the Company’s auditor, subject to Shareholder approval and the resignation of PricewaterhouseCoopers.

If Resolution 16 is passed, the appointment of Grant Thornton Audit Pty Ltd as the Company’s auditor will take effect from the date of PricewaterhouseCoopers’ resignation.

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14. Resolution 17 – Approval of Increased Placement Capacity

General

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

Under Listing Rule 7.1A, however, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25% (subject to some limitations described below).

An ‘eligible entity’ means an entity which is not included in the S&P/ASX 300 Index and which has a market capitalisation of $300 million or less. The Company is an eligible entity for these purposes.

Resolution 17 seeks Shareholder approval by way of special resolution for the Company to have the additional 10% capacity provided for in Listing Rule 7.1A to issue Equity Securities without Shareholder approval (10% Placement Capacity). By this resolution the Company is seeking shareholder approval to increase its capacity to issue shares under Listing Rule 7.1A. There is no guarantee that the Company will issue any shares under its 10% Placement Capacity.

If Resolution 17 is passed, the Company will be able to issue Equity Securities up to the 15% limit under Listing Rule 7.1 plus an additional 10% under Listing Rule 7.1A, both without any further Shareholder approval.

If Resolution 17 is not passed, the Company will not be able to access the 10% Placement Capacity and will remain subject to the 15% limit on issuing equity securities without shareholder approval set out in Listing Rule 7.1.

Any Equity Securities issued under the 10% Placement Capacity must be in the same class as an existing class of quoted Equity Securities, must be only for cash consideration and is subject to the below described minimum price restriction (where the 15% limitation under Listing Rule 7.1 is not subject to this cash only limitation or price restriction). The Company currently has one class of quoted Equity Security on issue, being Shares (ASX Code: GTG).

The exact number of Equity Securities that the Company may issue under an approval under ASX Listing Rule 7.1A will be calculated according to the following formula:

(A x D) – E

Where:

A is the number of fully paid ordinary securities on issue at the commencement of the relevant period:

I.	plus the number of fully paid ordinary securities issued in the relevant period under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

II.	plus the number of fully paid ordinary securities issued in the relevant period on the conversion of convertible securities within rule 7.2 exception 9 where:

a.	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or
b.	the issue of, or agreement to issue, the convertible securities was approved, or taken under the ASX Listing Rules to have been approved, under rule 7.1 or rule 7.4,

III.	plus the number of fully paid ordinary securities issued in the relevant period under an agreement to issue securities within rule 7.2 exception 16 where:

a.	the agreement was entered into before the commencement of the relevant period; or

b.	the agreement or issue was approved, or taken under the ASX Listing Rules to have been approved, under rule 7.1 or rule 7.4,

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IV.	plus the number of any other fully paid ordinary securities issued in the relevant period with approval under rule 7.1 or rule 7.4;

V.	plus the number of partly paid ordinary securities that became fully paid in the relevant period;

VI.	less the number of ordinary securities cancelled in the relevant period.

D is 10%.

E is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of issue or agreement to issue that are not issued with the approval of holders of ordinary securities under ASX Listing Rule 7.1 or 7.4.

Information required by ASX Listing Rule 7.3A

In accordance with ASX Listing Rule 7.3A, the information below is provided in relation to this Resolution 17:

Minimum Price

Pursuant to ASX Listing Rule 7.1A.3, the minimum price at which the Equity Securities may be issued under the 10% Placement Capacity is 75% of the volume weighted average price of Equity Securities in that class, calculated over the 15 ASX trading days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed by the Company and the recipient of the securities; or

(ii)	if the Equity Securities are not issued within 10 ASX trading days of the date in paragraph (i), the date on which the Equity Securities are issued.

Purposes of Issue under 10% Placement Capacity

The Company may only issue Equity Securities under the 10% Placement Capacity for cash consideration. In general terms, the Company could issue equity securities under its Additional Placement Capacity to raise cash for product research and development and general working capital and administration.

Applicable Period for the Approval

The Equity Securities may be issued under the 10% Placement Capacity commencing on the date of the annual general meeting at which the approval is obtained and expiring on the first to occur of the following:

(i)	The date that is 12 months after the date of the annual general meeting at which the approval is obtained.

(ii)	The time and date of the entity’s next annual general meeting.

(iii)	the time and date of approval by Shareholders of any transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of the Company’s activities) or ASX Listing Rule 11.2 (disposal of the Company’s main undertaking) after which date an approval under ASX Listing Rule 7.1A ceases to be valid.

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Risk of voting dilution

Any issue of Equity Securities under the 10% Placement Capacity will dilute the interests of Shareholders who do not receive any Equity Securities under any 10% Placement Capacity issue.

The table below shows, by way of example, the dilution of existing Shareholders calculated in accordance with the formula outlined in ASX Listing Rule 7.1A.2 if Resolution 17 is approved by Shareholders and the Company issues the maximum number of Equity Securities available under the 10% Placement Capacity, on the basis of the current market price of Shares and the current number of Equity Securities on issue as at the date of this Notice.

The table also shows the voting dilution impact where the number of Shares on issue (Variable A in the formula) changes and the economic dilution where there are changes in the issue price of Shares issued under the 10% Placement Capacity.

	Dilution
Number of Shares on Issue (Variable ‘A’ in ASX Listing Rule 7.1A2)*	Issue Price (per Share)	0.004 50% decrease in Issue Price	0.008 Issue Price	0.016 100% increase in Issue Price

8,261,726,743 (Current Variable A)	Shares issued - 10% voting dilution	826,172,674 Shares	826,172,674 Shares	826,172,674 Shares
	Funds raised	$3,304,691	$6,609,381	$13,218,763
12,392,590,115 (50% increase in Variable A)	Shares issued - 10% voting dilution	1,239,259,011 Shares	1,239,259,011 Shares	1,239,259,011 Shares
	Funds raised	$4,957,036	$9,914,072	$19,828,144
16,523,453,486 (100% increase in Variable A)	Shares issued - 10% voting dilution	1,652,345,349 Shares	1,652,345,349 Shares	1,652,345,349 Shares
	Funds raised	$6,609,381	$13,218,763	$26,437,526

*The number of Shares on issue (Variable A in the formula) could increase as a result of the issue of Shares that do not require Shareholder approval (such as under a pro-rata rights issue or scrip issued under a takeover offer), or that are issued with Shareholder approval under ASX Listing Rule 7.1.

The table above uses the following assumptions:

(i)	There are currently 8,261,726,743 Shares on issue.

(ii)	The issue price set out above is the closing price of the Shares on the ASX on 8 October 2020.

(iii)	The Company issues the maximum possible number of Equity Securities under the 10% Placement Capacity.

(iv)	The Company has not issued any Equity Securities in the 12 months prior to the Meeting that were issued under an exception in ASX Listing Rule 7.2 or with approval under ASX Listing Rule 7.1.

(v)	The issue of Equity Securities under the 10% Placement Capacity consists only of Shares. It is assumed that no Options or Warrants are exercised into Shares before the date of issue of the Equity Securities. There are currently 519,500,000 Options and 84,357,829 Warrants on issue.

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(vi)	The calculations above do not show the dilution that any one particular Shareholder will be subject to. All Shareholders should consider the dilution caused to their own shareholding depending on their specific circumstances.

(vii)	This table does not set out any dilution pursuant to approvals under ASX Listing Rule 7.1.

(viii)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(ix)	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Capacity, based on that Shareholder’s holding at the date of the Meeting.

Risk of economic and voting dilution

Shareholders should note that there is a risk that:

(i)	the market price for the Company’s Shares may be significantly lower on the issue date than on the date of approval of this Resolution; and

(ii)	the Shares may be issued at a price that is at a discount to the market price for those Shares on the date of issue.

Allocation policy under the 10% Placement Capacity

The Company’s allocation policy for the issue of Equity Securities under the 10% Placement Capacity will be dependent on the prevailing market conditions at the time of the proposed placement(s).

The recipients of the Equity Securities which may be issued under the 10% Placement Capacity have not yet been determined. However, the recipients of Equity Securities could consist of current Shareholders or new investors (or both), none of whom will be related parties of the Company.

The Company will determine the recipients at the time of the issue under the 10% Placement Capacity, having regard to the following factors:

I.	the purpose of the issue;

II.	alternative methods for raising funds available to the Company at that time, including, but not limited to, an entitlement issue or other offer where existing Shareholders may participate;

III.	the effect of the issue of the Equity Securities on the control of the Company;

IV.	the circumstances of the Company, including, but not limited to, the financial position and solvency of the Company;

V.	prevailing market conditions; and

VI.	advice from corporate, financial and broking advisers (if applicable).

Previous approval under ASX Listing Rule 7.1A

As at the date of this Notice, in the 12 months preceding the date of the Meeting, the Company has issued 656,313,414 Equity Securities under Listing Rule 7.1A representing 15% of Equity Securities on issue on the date being 12 months prior to the date of this Meeting.

The information below is provided in accordance with ASX Listing Rule 7.3A.6 (b) and details Equity Securities issued by the Company under Listing Rule 7.1A in the 12 months prior to the Meeting.

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Table 2 below, details Shares (and total Equity Securities) issued by the Company under Listing Rule 7.1A in the 12 months prior to the proposed date of the Meeting. As at the date of the Notice, the Company has raised approximately $29.29 million from the issue of Shares in the 12 months prior to the date of the Meeting. All of the funds raised have been used to support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital and potential acquisitions

Table 2

Date Issued	Number and class of securities	%*	Terms of security	Issue Price ($)	Discount or premium of Issue Price to Closing Price	Issued to / basis of issue	Cash / Non-Cash	Funds Raised
20/07/20	250,000,000 Shares	7.97	Ordinary fully paid shares	$0.012	N/A	Issued to several US institutional investors	Cash	$3,000,000
02/04/20	406,313,414 Shares	14.56	Ordinary fully paid shares	$0.0048	4%	Issued to several US institutional investors.	Cash	$1,950,304

* the percentage the shares issued pursuant to Listing Rule 7.1A represent of the total number of equity securities on issue at the commencement of that 12 month period

None of the $4,950,304 raised by the Company from the above issues completed pursuant to ASX Listing Rule 7.1A has been spent to date. Funds raised will be used support the introduction and distribution of its new products in the United States, for general product research and development and reimbursement studies for polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platforms and preparation for its Covid-19 Severity Risk Test as well as for working capital.

The Company does not consider any person who has been issued securities under Listing Rule 7.1A to be material for the purposes of Listing Rule 7.1A.

Voting exclusion statement

As at the date of this Notice, the Company has not invited any existing Shareholder to participate in an issue of Equity Securities under ASX Listing Rule 7.1A. Therefore, no existing Shareholders will be excluded from voting on Resolution 17.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 17.

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Glossary

In this Explanatory Statement, the following terms have the following meaning:

ADS	means American Depositary Share whereby 1 American Depositary Share equates to 600 fully paid ordinary shares in the capital of the Company

ASIC	Australian Securities & Investments Commission.

Annual General Meeting or Meeting or AGM	Annual General Meeting of Shareholders of the Company or any adjournment of it, convened by this Notice.

Associate	has the meaning given to it by Part 1.2 Division 2 of the Corporations Act.

ASX	The Australian Securities Exchange operated by ASX Limited.

ASX Listing Rules	means the Listing Rules of the ASX.

Board or GTG Board	Board of Directors of the Company.

Cashless Exercise	has the meaning provided in clause 5 of Annexure A

Chairman or Chair	The chair of the Board.

Company or GTG	Genetic Technologies Limited ACN 009 212 328

Constitution	means the constitution of the Company for the time being in force.

Corporations Act	Corporations Act 2001 (Cth).

Director	A director of the Company.

H.C. Wainwright & Co	H.C. Wainwright & Co., LLC

Listing Rules	The Listing Rules of ASX.

NASDAQ	means the National Association of Securities Dealers Automated Quotations operated by Nasdaq Inc

Notice or Notice of Annual General Meeting	The notice of Annual General Meeting, which accompanies this Explanatory Statement.

Proxy Form	The proxy form accompanying the Notice.

Resolution	A resolution set out in the Notice.

Share	Fully paid ordinary share in the capital of the Company.

Shareholder	A registered holder of a Share.

Unlisted	Not listed on the ASX

Warrant	A warrant to purchase a Share.

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Annexure A - Summary of Warrant Terms

Each Warrant entitles the holder (Warrant Holder) to subscribe for and be issued one fully paid ordinary share (Share) in Genetic Technologies Limited ACN 009 212 328 (GTG or Company) on the following terms:

1.	Subject to clauses 2, 3, 6, 7 and any restrictions imposed by the Australian Securities Exchange (ASX), each Warrant is exercisable at any time after the date on which the Warrant is issued (Issue Date) until and including their Expiry Date (see clause 5 below).

2.	Warrants may be exercised by the Warrant Holder before the Expiry Date giving written notice in the form set out below (Notice of Exercise) to the Company at its registered office prior to the Expiry Date.

3.	The expiry date of the Options is 5 years from the Issue Date (Expiry Date),

4.	On receipt by the Company of the Notice of Exercise and (subject to clause 5) payment of the Exercise Price, the Company must, within 3 Business Days, and if the Shares are listed on the ASX, within the time period prescribed by the Listing Rules of the ASX (ASX Listing Rules):

(a) allot to the Warrant Holder one Share in the Company for each Warrant exercised by the Warrant Holder;

(b) cause to be despatched to the Warrant Holder the relevant acknowledgement of issue, a holding statement or share certificate (as applicable) as soon as is reasonably practicable detailing the issue of the relevant Share/s; and

(c) issue (if applicable) a new holding statement (or option certificate) for the balance of the Warrant that remain unexercised.

5.	The exercise of any Warrants may be made in whole, or in part, by way of payment of the Exercise Price (as provided in clause 4 above) or (under certain circumstances) by way of exercise without cash payment (Cashless Exercise), pursuant to which the Warrant holder is entitled to receive, on exercise, the number of ADS calculated in accordance with a detailed formula specified in the Warrant Certificate. In general terms, number of ADS to issue on a Cashless Exercise is calculated as being the amount by which the market value per ADS (A) (a VWAP calculation, as at the exercise date) exceeds the stated exercise price per ADS (B) (had the exercise been upon a cash exercise basis), multiplied by the number of ADS that would have issued upon a cash conversion basis (X) and dividing the resulting $number by the same market value per ADS (A):

(A-B) multiplied by (X)
(A)

6.	Shares allotted on the exercise of Warrants will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of the Company (except in respect to any dividends which shall have been declared but not yet distributed before the actual exercise of a Warrant) and will be subject to the provisions of the Constitution of the Company.

7.	The Warrants are transferable by a Warrant Holder on written notice to the Company, and where the Shares are quoted, in accordance with the ASX Listing Rules, provided that the Options cannot be transferred or assigned within 12 months after the Issue Date except in accordance with the Corporations Act.

8.	In the event of a pro rata issue of Shares by the Company, the Exercise Price for each Warrant will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

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9.	If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Warrants, the number of Warrants to which each Warrant Holder is entitled or the Exercise Price of his or her Warrant or both must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

10.	A Warrant does not confer the right to participate in new issues of capital offered to holders of Shares (Rights Entitlement) during the currency of the Warrants without exercising the Warrants. However, the Company will endeavour that for the purpose of determining Rights Entitlements to any such issue, the Warrant Holder is to receive at least written notice from the Company of the pending closing or record date and sufficient time for the Warrant Holder to exercise the Warrants prior to that closing or record date in order to qualify for the participation in the Rights Entitlement.

11.	If the Shares are listed for quotation on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Shares allotted on the exercise of any Warrants within 10 Business Days (as defined in the Listing Rules of the ASX) of allotment.

12.	In the event of the liquidation of the Company, all unexercised Warrants will lapse upon the occurrence of that liquidation.

13.	The Warrants do not provide any entitlement to dividends paid to ordinary shareholders.

14.	The Warrants do not entitle the Warrant Holder to vote at any meeting of shareholders.

15.	To the extent (if any) that any of these Warrant Terms and Conditions are inconsistent with or contrary to the ASX Listing Rules, the ASX Listing Rules provisions will prevail and these Warrant Terms and Conditions are deemed to incorporate the relevant ASX Listing Rules provisions as an amendment to these terms; and

16.	These Terms and Conditions are governed by the laws of the State of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria.

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Annexure B - Option Terms

Each Option entitles the holder (Option Holder) to subscribe for and be issued one fully paid ordinary share (Share) in Genetic Technologies Limited ACN 009 212 328 (GTG or Company) on the following terms:

17.	Subject to clauses 2, 3, 5, 6 and any restrictions imposed by the Australian Securities Exchange (ASX), each Option is exercisable at any time after the date on which the Option is issued (Issue Date) until and including their Expiry Date (see clause 5 below).

18.	Options may be exercised by the Option Holder before the Expiry Date giving written notice in the form set out below (Notice of Exercise) to the Company at its registered office prior to the Expiry Date.

19.	The exercise price for each Option (which is payable immediately on exercise) is 0.008 cents.

20.	The expiry date of the Options is 3 years from the Issue Date (Expiry Date),

21.	On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, within 3 Business Days, and if the Shares are listed on the ASX, within the time period prescribed by the Listing Rules of the ASX (ASX Listing Rules):

(a) allot to the Option Holder one Share in the Company for each Option exercised by the Option Holder;

(b) cause to be despatched to the Option Holder the relevant acknowledgement of issue, a holding statement or share certificate (as applicable) as soon as is reasonably practicable detailing the issue of the relevant Share/s; and

(c) issue (if applicable) a new holding statement (or option certificate) for the balance of the Options that remain unexercised.

22.	Shares allotted on the exercise of Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of the Company (except in respect to any dividends which shall have been declared but not yet distributed before the actual exercise of an Option) and will be subject to the provisions of the Constitution of the Company.

23.	The Options are transferable by an Option Holder on written notice to the Company, and where the Shares are quoted, in accordance with the ASX Listing Rules, provided that the Options cannot be transferred or assigned within 12 months after the Issue Date except in accordance with the Corporations Act.

24.	In the event of a pro rata issue of Shares by the Company, the Exercise Price for each Option will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

25.	If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Options, the number of Options to which each Option Holder is entitled or the Exercise Price of his or her Options or both must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List).

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26.	An Option does not confer the right to participate in new issues of capital offered to holders of Shares (Rights Entitlement) during the currency of the Options without exercising the Options. However, the Company will endeavour that for the purpose of determining Rights Entitlements to any such issue, the Option Holder is to receive at least written notice from the Company of the pending closing or record date and sufficient time for the Option Holder to exercise the Options prior to that closing or record date in order to qualify for the participation in the Rights Entitlement.

27.	If the Shares are listed for quotation on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Shares allotted on the exercise of any Options within 10 Business Days (as defined in the Listing Rules of the ASX) of allotment.

28.	In the event of the liquidation of the Company, all unexercised Options will lapse upon the occurrence of that liquidation.

29.	The Options do not provide any entitlement to dividends paid to ordinary shareholders.

30.	The Options do not entitle the Option Holder to vote at any meeting of shareholders.

31.	To the extent (if any) that any of these Option Terms and Conditions are inconsistent with or contrary to the ASX Listing Rules, the ASX Listing Rules provisions will prevail and these Option Terms and Conditions are deemed to incorporate the relevant ASX Listing Rules provisions as an amendment to these terms; and

32.	These Terms and Conditions are governed by the laws of the State of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria.

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Annexure C – Performance Rights Terms

Summary of the key terms of the Performance Rights

Performance Hurdles	The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.012 or greater for more than 10 day consecutive ASX trading days.

The Class B Performance Rights vest and are exercisable upon the Share price reaching $0.014 or greater for more than 10 day consecutive ASX trading days and sales commencing on the Consumer Initiated Testing (CIT) platform in either Australia or the United States.

The Class C Performance Rights vest and are exercisable upon a minimum of 4000 tests (excluding free trial tests) being processed in any 12 month period or the market cap of GTG reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days, whichever happens sooner.

The Directors, being the recipients of the Performance Rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

Issue Price	The Directors, being the recipients of the Performance Rights, will not pay any consideration for the grant of Performance Rights.

Exercise Price	No amount shall be payable by Directors as recipients of the Performance Rights on the exercise of a Vested Performance Right.

Exercise Period	The Class A Performance Rights expire three years from being awarded.

The Class B Performance Rights expire three years from being awarded.

The Class C Performance Rights expire three years from being awarded.

Lapse	A Performance Right lapses, to the extent that it has not been exercised, on the earlier to occur of:

●	the date on which the Board makes a determination that the Performance Hurdles have not been satisfied;

●	the date on which the Board makes a determination that a Participant acts fraudulently or dishonestly or is in material breach of his or her obligations to the Company or an Associated Body Corporate; or

●	in the event of a Change in Control Event (being a scheme of arrangement, takeover bid, or ability to replace all or a majority of the Directors as defined below), the last day specified in writing in a notice given by the Board to each Participant, that he or she may exercise Vested Performance Rights;

●	in the event of a Director’s employment or engagement with the Company or related body corporate ceasing because of:

○ death, serious injury, disability or illness which renders the Director incapable of continuing their employment or engagement (or providing the services the subject of the engagement) with the Company or related body corporate;

○ forced early retirement, retrenchment or redundancy; or

○ such other circumstances which results in a Director leaving the employment of or ceasing their engagement with the Company or related body corporate and which the Board determines is an Uncontrollable Event;

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each an Uncontrollable Event), the earlier of the end of the Exercise Period; or the date that is 3 months from the date of cessation of employment or engagement;

●	in the event of a Director’s employment or engagement with the Company or related body corporate ceasing for reasons other than due to an Uncontrollable Event:

○ in respect of a Vested Performance Right, the earlier of the end of the Exercise Period or 3 months from the date of cessation of employment or engagement; or
○ in respect of an Unvested Performance Right, the date of cessation of employment or engagement;

●	the day ending at 5.00pm (Melbourne time) on the date which is 36 months following the date of issue of the Performance Rights, unless otherwise determined by the Board.

Rights and restrictions of Performance Rights	Performance Rights issued pursuant to the terms above have no rights to dividends or other distributions and no rights to vote at meetings of the Company until that Performance Right is exercised and the holder of the Performance Rights is a Shareholder in the Company;

Shares acquired upon exercise of the Performance Rights will upon allotment rank pari passu in all respects with other Shares;

If there are certain variations of the share capital of the Company including a capitalisation or rights issue, subdivision, consolidation or reduction in share capital, a demerger (in whatever form) or other distribution in specie, the Board may make such adjustments as it considers appropriate;

Performance Rights will not be quoted on the ASX. The company will apply for quotation of the exercised Shares on the ASX within ten Business Days after the date of allotment of those Shares; and

A Performance Right does not confer on a Director, being a recipient of the Performance Rights to participate in a new issues of Shares by the Company, including by way of bonus issue, rights issue or otherwise.

Assignability	Except on the death of a Director who was a recipient of the Performance Rights, Performance Rights may not be transferred, assigned or novated except with the approval of the Board.

Change of Control Event	Where there is publicly announced any proposal in relation to the Company which the Board reasonably believes may lead to a Control Event:

●	all of the Unvested Performance Rights, that have not lapsed, will become Vested Performance Rights; and

●	the Board shall promptly notify each Director in writing that he or she may, within the period specified in the notice, exercise Vested Performance Rights.

Control Event means any of the following:

●	the Company entering into a scheme of arrangement with its creditors or Shareholders or any class thereof pursuant to section 411 of the Corporations Act;

●	the commencement of a bid period (as defined in the Corporations Act) in relation to the Company to acquire any Share where the takeover bid extends to Shares issued and allotted after the date of the takeover bid, where the bid is recommended by the Board on an unqualified basis or subject to there being no superior proposal; or

●	when a person or group of associated persons having a relevant interest in, subsequent to the issue of the Performance Rights, sufficient Shares in the Company to give it or them the ability, in general meeting, to replace all or a majority of the Directors in circumstances where such ability was not already held by a person associated with such person or group of associated persons, prior to the issue of the Performance Rights.

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Annexure D - Nomination of Grant Thornton Audit Pty Ltd

19 October 2020

The Directors

Genetic Technologies Limited

60-66 Hanover St, Fitzroy VIC 3065

Dear Sirs,

Notice of Nomination of Auditor

I, Nicholas Burrows, being a member and director of Genetic Technologies Limited (ACN 009 212 328) (Company), hereby request that at the 2020 annual general meeting of the Company, the Company’s Shareholders consider, and if thought fit, pass a resolution that Grant Thornton Audit Pty Ltd, being qualified to act as auditor of the Company and having consented to act as auditor of the Company, be appointed as auditor of the Company pursuant to section 327B(1) of the Corporations Act 2001 (Cth) (Corporations Act).

This letter services as a Notice of Nomination in accordance with section 328B(1) of the Corporations Act.

In addition, pursuant to section 328B(3) of the Corporation Act, please send a copy of this notice to PricewaterhouseCoopers and any person entitled to receive notice of general meetings of the Company.

Signed by

/s/ Nicholas Burrows
Nicholas Burrows

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Genetic Technologies Limited

ABN 17 009 212 328

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

YOUR VOTE IS IMPORTANT

For your proxy appointment to be effective it must be received by **9:00am (AEDT) on Tuesday, 8 December 2020.**

Proxy Form

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

APPOINTMENT OF PROXY

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

PARTICIPATING IN THE MEETING

Corporate Representative
If a representative of a corporate securityholder or proxy is to participate in the meeting you will need to provide the appropriate "Appointment of Corporate Representative". A form may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Lodge your Proxy Form:

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

For Intermediary Online subscribers (custodians) go to www.intermediaryonline.com

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

1800 783 447 within Australia or
+61 3 9473 2555 outside Australia

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Samples/000001/000002/i12

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

Step 1 Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Genetic Technologies Limited to be held as a Virtual Meeting on Thursday, 10 December 2020 at 9:00am (AEDT) and at any adjournment or postponement of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Items 1, 12, 13, 14 and 15 (except where I/we have indicated a different voting intention in step 2) even though Items 1, 12, 13, 14 and 15 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 1, 12, 13, 14 and 15 by marking the appropriate box in step 2.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Item 1	Adoption of the Remuneration Report	☐	☐	☐
Item 2	Re-Election of Lindsay Wakefield	☐	☐	☐
Item 3	Approval of proposed issue of Warrants	☐	☐	☐
Item 4	Ratification of prior issue of Options under ASX Listing Rule 7.1	☐	☐	☐
Item 5	Ratification of prior issue of Shares under ASX Listing Rule 7.1	☐	☐	☐
Item 6	Ratification of prior issue of Shares under ASX Listing Rule 7.1A	☐	☐	☐
Item 7	Ratification of prior issue of Warrants under ASX Listing Rule 7.1	☐	☐	☐
Item 8	Ratification of prior issue of Warrants under ASX Listing Rule 7.1	☐	☐	☐
Item 9	Ratification of prior issue of Shares under ASX Listing Rule 7.1	☐	☐	☐
Item 10	Ratification of prior issue of Shares under ASX Listing Rule 7.1	☐	☐	☐
Item 11	Ratification of prior issue of Shares under ASX Listing Rule 7.1A	☐	☐	☐
Item 12	Issue of Performance Rights to Nick Burrows	☐	☐	☐
Item 13	Issue of Performance Rights to George Muchnicki	☐	☐	☐
Item 14	Issue of Performance Rights to Peter Rubinstein	☐	☐	☐
Item 15	Issue of Performance Rights to Lindsay Wakefield	☐	☐	☐
Item 16	Appointment of Auditor	☐	☐	☐
Item 17	Approval of Increased Placement Capacity	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

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GTG 270697A Computershare